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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BEI Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05538P104

(CUSIP Number)

Charles Crocker and Affiliated Trusts
One Post Street, Suite 2500
San Francisco, California 94104
(415) 956-4477

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Christopher A. Westover, Esq.
Cooley Godward LLP
One Maritime Plaza, 20th floor
San Francisco, CA 94111
(415) 693-2000

October 3, 2005
October 5, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05538P104			Page 2 of 8 Pages

1.	Name of Reporting Person: Charles Crocker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 05538P104			Page 3 of 8 Pages

1.	Name of Reporting Person: The Crocker 2004 Charitable Remainder Unitrust (Charles Crocker and Lucinda Campbell Crocker as trustees)		I.R.S. Identification Nos. of above persons (entities only): TIN# 20-6252496

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 05538P104			Page 4 of 8 Pages

1.	Name of Reporting Person: Trust Fund B f/b/o Charles Crocker III Under the Will of Charles Crocker, deceased (Charles Crocker and Abigail Crocker Reagan as trustees)		I.R.S. Identification Nos. of above persons (entities only): TIN# 94-6083755

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 05538P104			Page 5 of 8 Pages

1.	Name of Reporting Person: Abigail Elizabeth Crocker 1974 Trust (Charles Crocker as trustee)		I.R.S. Identification Nos. of above persons (entities only): TIN# 94-6363847

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 05538P104			Page 6 of 8 Pages

1.	Name of Reporting Person: Sarah Campbell Crocker 1974 Trust (Charles Crocker as trustee)		I.R.S. Identification Nos. of above persons (entities only): TIN# 94-6363848

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0% *

14.	Type of Reporting Person (See Instructions): OO

This Amendment No. 2 amends and supplements the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on August 2, 2005. This Amendment No. 2 makes certain changes to Items 4 and 5 and should be read in conjunction with Amendment No. 1.
Items 4 and 5 are hereby amended and supplemented by adding the following:
     At midnight, New York City time, on Monday, October 3, 2005, the Offer expired and all shares of common stock owned by Mr. Crocker and the Trusts (except for restricted shares) were tendered for $35.00 per share in cash. Under the terms of Mr. Crocker’s restricted stock grants, immediately after the expiration of the Offer, all shares of restricted stock owned by Mr. Crocker vested fully.
     On October 5, 2005, the Company and Acquisition Sub consummated the Merger. Pursuant to the terms of the Merger, the remaining shares of the Company’s common stock owned by Mr. Crocker were converted into the right to receive $35.00 per share in cash. Additionally, 20,000 options to purchase the Company’s common stock owned by Mr. Crocker were cancelled and converted into the right to receive $35.00 per share in cash less the applicable exercise price. As a result of the Merger, the Company was delisted from the Nasdaq National Market and deregistered under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 11, 2005

/s/ Charles Crocker
Charles Crocker

/s/ Charles Crocker
Charles Crocker, trustee of the Crocker 2004 Charitable Remainder Unitrust

/s/ Charles Crocker
Charles Crocker, trustee of Trust Fund B f/b/o Charles Crocker III Under the Will of Charles Crocker, deceased

/s/ Charles Crocker
Charles Crocker, trustee of the Abigail Elizabeth Crocker 1974 Trust

/s/ Charles Crocker
Charles Crocker, trustee of the Sarah Campbell Crocker 1974 Trust